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News Release                           Alliance Capital

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056


              ACM MANAGED DOLLAR INCOME FUND, INC.
                ANNOUNCES RESULTS OF TENDER OFFER

NEW YORK, NY June 12, 1997 -- ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that in accordance with its tender offer for up to 7,081,253 of its shares of common stock which expired on June 5, 1997, the Fund has accepted that number of shares for payment tomorrow at $14.49 per share. These shares represent approximately 25% of the Fund's outstanding shares. A total of 7,512,641 shares were properly tendered and not withdrawn by June 10, 1997, the final date for withdrawals. Therefore, on a pro rated basis, 94.26% of the shares so tendered by each tendering stockholder have been accepted for payment.

The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund invests substantially all of its assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

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